

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2024

Rodolfo Guerrero Angulo
Chief Executive Officer
Tofla Megaline Inc.
Manzanillo 33. Local E, Col. Roma Norte
Mexico, 06700

      Re: Tofla Megaline Inc.
             Form 10-K filed on October 30, 2023
             File No. 000-56549

Dear Rodolfo Guerrero Angulo:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Technology